
12060018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66414

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH. DC 190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Multi-Strategy Funds LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick E. Doucette III 212-415-4508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Denasco, Sena & Jahelka LLP
(Name – *if individual, state last, first, middle name*)

5788 Merrick Road (Address) Massapequa (City) New York (State) 11758 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3/12

OATH OR AFFIRMATION

I, Frederick E. Doucette III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Multi-Strategy Funds LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


PATTI L VAUGHN
Notary Public
Connecticut
My Commission Expires Mar 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Demasco
Sena
Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA
VICTOR C. BELGIORNO, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Weiss Multi-Strategy Funds LLC
320 Park Avenue
New York, New York 10022

We have audited the accompanying statements of financial condition of Weiss Multi-Strategy Funds LLC (the "Company", formerly known as Oakpoint Advisors, LLC) as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Multi-Strategy Funds LLC as of December 31, 2011 and 2010, and the results of its operations, changes in member's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demasco, Sena & Jahelka, LLP

Massapequa, New York
February 20, 2012

WEISS MULTI-STRATEGY FUNDS LLC
(Formerly known as Oakpoint Advisors, LLC)
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31	
	2011	2010
Current assets		
Cash	$ 651,207	$ 3,776,846
Deposits with clearing organizations	-	216,701
Fees receivable	75,648	211,233
Prepaid expenses	51,045	71,765
Total current assets	777,900	4,276.545
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $798,984 in 2011 and $780,445 in 2010	66,433	129,196
Other assets		
Security deposit	32,130	32,130
Total assets	$ 876,463	$ 4,437,871

LIABILITIES AND MEMBER'S EQUITY

	2011	2010
Current liabilities		
Accounts payable and accrued expenses	$ 350,541	$ 1,434,691
Note payable	9,666	-
Total current liabilities	360,207	1,434,691
Member's equity	516,256	3,003,180
Total liabilities and member's equity	$ 876,463	$ 4,437,871

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company", formerly known as Oakpoint Advisors, LLC), is a limited liability company formed in December 2003 under the laws of the State of New York and began operations in August 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in the business of providing consulting and marketing services to the hedge fund industry. In February 2010, FINRA granted the Company's application with regard to the addition of private placements as a line of business.

On April 8, 2011, CKT, LLC ("CKT", a limited liability company), wholly owned by three now former officers of the Company, was admitted as a contingent member of the Company. In accordance with the Company's amended operating agreement, CKT obtained a contingent forty percent (40%) interest in the profits of the Company. CKT is the parent of the Distributee (as hereinafter defined). The Company's capital continued to be wholly owned by GWA, LLC (GWA).

On October 1, 2011, the Company distributed certain assets and rights under certain agreements to CKT Advisors LLC, (the "Distributee"), including the Oakpoint name and all registered trademarks in exchange for the Distributee's assumption of all of the liabilities, obligations and commitments associated therewith, as well as the redemption of its contingent membership interest in the Company.

In addition, the Company and the Distributee agreed to share certain placement agent fees with respect to customer investments having a subscription date on or prior to October 1, 2011, (the "Placement Fees"), whereby the Company shall pay to the Distributee forty percent (40%) of Placement Fees received. As of December 31, 2011, there was $68,296 in Placement Fees receivable, of which $27,318 was ultimately payable to the Distributee.

In April 2010, the Company permanently relocated its operations from its Garden City, New York office facilities to office space located in the City of New York that is provided by GWA in accordance with an agreement as outlined in Note 6. In connection therewith, during 2011, management decided to write off the remaining book value of the Company's furniture and equipment located at its Garden City location, thereby recognizing a loss of $12,469.

2. Summary of Significant Accounting Policies and Basis of Presentation

A. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

A. Going Concern (continued)

Historically, and as shown in the accompanying financial statements, the Company has incurred recurring operating losses and negative operating cash flows over the past three years. During this time, management has shifted the focus of its core businesses and has relied on its parent, GWA, to meet its cash flow requirements. The Company believes in the viability of its core business strategy and that the actions presently being taken by management provide the opportunity for it to continue as a going concern. Nevertheless, without the ongoing financial support of GWA, substantial doubt would exist as to the Company's ability to continue as a going concern.

As of January 30, 2012, GWA has provided written assurance that it has the ability to, and will continue to provide financial support sufficient to enable the Company to meet its cash flow requirements through December 31, 2012. As of December 31, 2011, GWA had cash and working capital available in the amounts of approximately $52 million and $257 million, respectively.

These financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the amounts and classification of liabilities that might be necessary if the Company were unable to continue as a going concern.

B. Commissions and related expenses

In May 2010, due to the shift in focus of its core business, the Company ceased to trade on behalf of its customers. As a result, no commissions were earned in 2011. Prior to such date, the Company had recognized commission income and related expenses such as floor brokerage and clearance fees on a trade date basis.

C. Cash

The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes its cash is not exposed to any significant credit risk.

D. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

E. Liabilities subordinated to claims of general creditors

The SEC requires that broker-dealers disclose a statement of changes in liabilities subordinated to claims of general creditors for each year on which a report is issued unless no subordinated liabilities exist at any time during the years reported. During the years ended December 31, 2011 and 2010, there were no subordinated liabilities. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

F. Income taxes

The Company is organized as a partnership for federal and state income tax purposes. As such, the members report their share of the Company's taxable earnings or losses on their respective federal and state income tax returns. Consequently, the accompanying financial statements of the Company do not include a provision for current or deferred income taxes.

G. Furniture, equipment and leasehold improvements

Fixed assets have been recorded at cost and are being depreciated over the estimated useful lives of the related assets as follows:

Computer software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

3. EMPLOYEE BENEFIT PLAN

The Company participates in the defined contribution profit sharing plan of George Weiss Associates, Inc., an affiliate. The plan, pursuant to Section 401(k) of the Internal Revenue Code (the "Code") covers substantially all eligible employees. An employee shall become a participant effective as of the first day of the plan year in which such employee meets certain eligibility requirements. Employees who have completed six months of service and have attained age 21 shall be eligible to participate as of the date such employee has satisfied such requirements.

The Company is obligated, under the safe harbor provision of the plan, to make a mandatory contribution of 3% of an employee's eligible salary to the plan for each year for each eligible employee. Employees are immediately vested in the safe harbor contributions made on their behalf. The Company, at its discretion, may make additional contributions, up to 12% of an eligible employee's eligible salary, to the plan each year. The Company did not make a discretionary contribution to the plan for 2011. The Company accrued profit sharing contributions of $550 and $318,631at December 31, 2011 and 2010, respectively.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). On November 24, 2010, in accordance with FINRA approval, the Company elected to be subject to the Aggregate Indebtedness Standard of SEC Rule 15c3-1 (a)(1)(ii). Therefore, the Company will not permit their net capital to be less than the greater of $5,000 or 10% of aggregate indebtedness items computed in accordance with the Formula for Determination of Reserve Requirement for Brokers and Dealers.

The Company had net capital of $291,000 and $2,267,271 at December 31, 2011 and 2010, respectively, which was $266,986 and $2,262,271 in excess of its required net capital of $24,014 and $5,000, respectively.

5. RESERVE REQUIREMENT

The Company does not hold funds or securities for, nor owe money or securities to customers. Therefore, the Company is exempt from the reserve requirements as defined by the SEC under Rule 15c3-3.

6. RELATED PARTY TRANSACTIONS

On October 1, 2011, The Company revised the expense sharing agreement it has with certain of its affiliates that include Weiss Multi-Strategy Advisors LLC (WMSA), Weiss Special Operations, LLC (WSO), George Weiss Associates, Inc. (GWA, Inc.) and GWA, whereby said affiliates pay certain expenses on the Company's behalf that are reimbursed by the Company on a monthly basis.

During 2011 and 2010, the Company earned consulting and marketing fees from WMSA of $645,974 and $1,149,538, respectively. In connection therewith, $68,296 and $160,845 were outstanding at December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, amounts due from related companies were $70,018 and $50,786 respectively.

In April 2010, the Company entered into an agreement with GWA, Inc. (the "Agreement") whereby GWA, Inc. shall provide office facilities to the Company and the Company shall reimburse GWA, Inc. for the rent paid by GWA, Inc., net of any rental income received from other tenants of GWA, Inc. Effective October 1, 2011, in accordance with the provisions of the revised expense sharing agreement, the Company's lease commitment in connection with these facilities shall be $1,600 per month. During the years ended December 31, 2011 and 2010, the Company paid rent to GWA, Inc. in the amount of $368,853 and $600,501, respectively.

WEISS MULTI-STRATEGY FUNDS LLC
(Formerly known as Oakpoint Advisors, LLC)
COMPUTATION OF NET CAPITAL

Supplemental Schedule 1

	December 31	
	2011	2010
Total member's equity from statements of financial condition (all allowable for net capital)	$ 516,256	$ 3,003,180
Deductions:		
Prepaid expenses	51,045	71,765
Security deposit	32,130	32,130
Net fixed assets	66,433	129,196
Deposits with clearing organizations	-	216,701
Excess broker's bond deductible	-	20,000
Other	75,648	211,733
	225,256	681,525
Net capital before haricuts on security positions	291,000	2,321,655
Haircuts	-	54,384
Net capital, as defined	291,000	2,267,271
Minimum net capital requirement	24,014	5,000
Excess net capital	$ 266,986	$ 2,262,271
Aggregate indebtedness	$ 360,207	$ 1,434,691
Ratio: aggregate indebtedness to net capital	1.2378 to 1	.6328 to 1

The above computation of net capital was compared to the computation of net capital reported by the Company on the unaudited Focus Reports as of December 31, 2011 and December 31, 2010. There were no material differences in the computation of net capital of Weiss Multi-Strategy Funds LLC.

See independent auditor's report.

Public

WEISS MULTI-STRATEGY FUNDS LLC
(Formerly known as Oakpoint Advisors, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2011

WEISS MULTI-STRATEGY FUNDS LLC
(Formerly known as Oakpoint Advisors, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2011